EXHIBIT 99.1

DeFi Technologies Announces Strategic Investment and Partnership with Canada's Stablecorp, Backer of QCAD Canadian-Dollar Stablecoin

  Strategic investment & partnership: DeFi Technologies has invested in and partnered with Canada Stablecorp to help scale QCAD, a Canadian dollar stablecoin rail. Other investors in Stablecorp include Coinbase Ventures, Circle Ventures, Side Door Ventures, and additional industry leaders.
  Canadian-dollar stablecoin tailwinds: Canadian dollar stablecoins are set to benefit from the Retail Payments Activities Act oversight of payment service providers taking effect on September 8, 2025, alongside growing policy focus from the Bank of Canada and the FCAC. With retail CBDC work paused, compliant CAD stablecoins can support e-commerce, cross border trade, payroll, and treasury activity.
  Execution and impact: DeFi Technologies will launch QCAD integrated products through Valour, Stillman Digital will serve as a preferred liquidity provider for on and off ramps and for mint and redeem flows, and the Company will develop a post quantum security roadmap with BTQ. These initiatives expand the addressable market and create new sources of recurring fee and spread revenue.

TORONTO, Sept. 25, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company closing the gap between traditional capital markets and decentralized finance, is pleased to announce a strategic investment in Canada Stablecorp Inc. ("Stablecorp") and a commercial collaboration centered on QCAD, Stablecorp's Canadian-dollar stablecoin product.

DeFi Technologies joins Coinbase Ventures, Circle Ventures, Side Door Ventures and other digital finance industry leaders as investors in Stablecorp.

Why Canadian-dollar stablecoins matter now

Stablecoins are emerging as a key payments and settlement rail worldwide. In Canada, the regulatory environment is moving toward formal oversight of payment service providers (PSPs) under the Retail Payments Activities Act (RPAA), with the Bank of Canada beginning PSP registration in late 2024 and rules taking effect September 8, 2025, a foundation that can support compliant, CAD-denominated digital money at scale.

The Bank of Canada and the Financial Consumer Agency of Canada (FCAC) have also published research on stablecoin use, risks, and benefits, signaling growing policy attention to Canadian consumers' adoption and payments use cases.

Meanwhile, with retail CBDC work paused, private, well-regulated CAD stablecoins are positioned to fill practical needs across e-commerce, cross-border trade, supplier payments, payroll for contractors, and treasury operations, especially in the Canada-U.S. corridor, where annual trade routinely approaches or exceeds C$1 trillion.

What DeFi Technologies and Stablecorp will do together

DeFi Technologies and Stablecorp intend to focus on three strategic areas tied to QCAD:

1.	Product development: DeFi Technologies (directly or via Valour Inc.) as primary partner to develop a QCAD-integrated suite of products.
2.	Liquidity: Stillman Digital is a preferred liquidity provider for QCAD, streamlining access for on/off-ramps and mint/redeem flows.
3.	Security roadmap: Collaborate with BTQ Technologies in development of post-quantum security standards for QCAD as adoption scales.

Kesem Frank, CEO of Canada Stablecorp, said: "We were impressed with the vision and capabilities of the DeFi group, and are excited to collaborate on scaling QCAD's utility in the regulated payments space".

Olivier Roussy Newton, CEO of DeFi Technologies, said: "QCAD adds practical Canadian-dollar rails to digital markets. Our collaboration with Stablecorp is about building useful CAD-based products, deepening institutional liquidity, and planning for advanced security as usage grows."

Timing and conditions

The parties intend to finalize a mutual roadmap within ~60 days of the subsequent financing's closing, subject to definitive documentation.

Strategic importance for DeFi Technologies:

This collaboration provides DeFi Technologies with a Canadian-dollar on-chain rail that complements the Company's existing platform and unlocks new use cases in payments, savings, and cross-border settlement. It establishes a pathway for CAD-linked yield and structured products via Valour, positions Stillman Digital to deepen liquidity and on/off-ramp flows in the Canada–U.S. corridor, and aligns the roadmap with Canada's evolving regulatory framework. By coordinating with BTQ on a post-quantum security plan, the Company also future-proofs this infrastructure as adoption scales. Collectively, these steps expand DeFi Technologies' addressable market, add recurring fee and spread opportunities, and reinforce its role as a compliant bridge between traditional capital markets and decentralized finance.

About Canada Stablecorp Inc.

Stablecorp is a leading Canadian fintech firm building digital money infrastructure to support the global payments space. Through its digital money APIs, Stablecorp has created a suite of embedded digital money solutions that power a variety of financial use cases. For more information, visit https://www.stablecorp.ca

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG

Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the development of the QCAD stablecoin; the Company's investment in Stablecorp; the Company's business and future growth prospects; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download multimedia:https://www.prnewswire.com/news-releases/defi-technologies-announces-strategic-investment-and-partnership-with-canadas-stablecorp-backer-of-qcad-canadian-dollar-stablecoin-302566771.html

SOURCE DeFi Technologies Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2025/25/c6385.html

%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681; Press, KCSA Strategic Communications, defi@kcsa.com

CO: DeFi Technologies Inc.

CNW 07:30e 25-SEP-25